Charles A. Mathis
Chief Financial Officer
Science Applications International Corporation
1710 SAIC Drive
Mclean, VA 22102

January 19, 2017

FOIA Confidential Treatment of Limited Portions

Requested by Science Applications International Corporation

Pursuant to Rule 83 (17 C.F.R. §200.83) and Rule 12b-4 of the Exchange Act

VIA EDGAR

Mr. Craig D. Wilson

Sr. Asst. Chief Accountant

Office of Information Technologies and Services

100 F Street NE

Washington, D.C. 20549

RE:	Science Applications International Corporation
Form 10-K for the Fiscal Year Ended January 29, 2016
Filed March 29, 2016
File No. 001-35832

Dear Mr. Wilson:

We are writing in response to the letter dated January 4, 2017 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Science Applications International Corporation (the “Company”, “we”, “us”, or “our”). This letter sets forth the Company’s responses to that comment letter. For your convenience, we have reprinted the Staff’s original comments in bold, followed by our responses.

Pursuant to the provisions of Rule 12b-4 (“Rule 12b-4”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Rules of Practice of the Commission contained under 17 C.F.R § 200.83 (“Rule 83”), the Company has supplementally furnished and requests confidential treatment for the information attached to this letter as Supplement A (the “Material”). The Material contained in Supplement A has been omitted from the Company’s filing on EDGAR and is furnished separately to the Staff. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request of the Material. If you have any questions regarding the confidential treatment request, please contact Maria Bishop, Corporate Controller, via telephone at (703) 676-6405.

In accordance with Rule 12b-4, the Company hereby requests that the Material be returned following completion of the Staff’s review thereof. The Material, as provided in Rule 12b-4, is not required to be filed with or deemed part of the Company’s Exchange Act reports. Please return the Material in the enclosed addressed, prepaid overnight delivery envelope when you have completed your review, or call the undersigned and we will arrange to have the Material retrieved from the Commission.

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

January 19, 2017

Form 10-K for the Fiscal Year Ended January 29, 2016

Key Customers, page 2

Comment 1:

We note that you generate revenues both as the prime contractor and as a subcontractor to other contractors. In this regard, please tell us the amount of revenues that you generate as a subcontractor and, to the extent material, also tell us what consideration you gave to disclosing revenues that you generate as a subcontractor as compared to revenues that you generate as a prime contractor within MD&A.

Response:

Within the government contracting industry we believe that there is substantially no difference in the characteristics of the revenue generated as the prime contractor with the U.S. government as compared to the revenue generated as the subcontractor to another company with the ending customer being the U.S. government.  Margins on the types of services the Company performs within this industry fall within a relatively narrow range and are consistent between work performed on both prime and subcontract arrangements.  Additionally, the risk profile of the work performed is substantially the same due to industry standard contractual regulations and requirements and there is no significant difference in the nature of the performance and delivery of services to the end customer.  The position of prime contractor versus subcontractor is largely dependent on the technical expertise held by the labor within each company, and as such, large contracts tend to involve more than one company in order to meet the technical requirements requested by the U.S. government customer.

The Company’s revenues from prime contracts and subcontracts where the U.S. government was the end customer for each of the years presented in our Form 10-K for the fiscal year ended January 29, 2016 were:

	Year Ended
	January 29, 2016	January 30, 2015	January 31, 2014
	(in millions)
Revenues earned on prime contracts with the U.S. government	$3,832	$3,414	$3,604
As a % of total revenues	89%	88%	88%
Revenues earned on subcontracts with the U.S. government	388	366	421
As a % of total revenues	9%	9%	10%
Revenues from non-U.S. government contracts	95	105	96
As a % of total revenues	2%	3%	2%

Given the relatively immaterial nature of the revenue we generate from subcontracts, and the similarity in characteristics of revenue generated from prime contracts or subcontracts, we believe that disclosing these amounts within MD&A would provide little or no meaningful or relevant information to investors regarding our financial condition or results of operations.

Consolidated and Combined Statements of Income and Comprehensive Income, page F-3

Comment 2:

Based on your disclosures on page 33, it appears that materials related revenues comprise approximately 19% of total revenues. In addition, based on your third quarter earnings call, it appears that you are attempting to further expand the sales of manufactured products. In this regard, tell us what consideration you gave to separately presenting revenues and costs by services and tangible products as required by Rule 5-03(b)(1) and (2) of Regulation S-X.

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

January 19, 2017

Response:

The Company’s revenues are generated by the comprehensive technical and enterprise IT services our highly skilled employees and subcontractors provide to our customers, and are highly customized based on customer specifications and result in the delivery of a solution or the performance of best efforts for, or on behalf of, a customer. The Company may also provide materials which are used in the performance of the Company’s service obligations under its contracts.  For example, the Company may provide operations and maintenance support as part of an IT infrastructure management program and may also procure computer hardware to refurbish and refresh the customer’s existing IT systems. As this type of service contract with the U.S. government would be accounted for under ASC 605-35, Construction-Type and Production-Type Contracts, this comprehensive service offering would generally be accounted for as a single profit center with our services constituting the primary deliverable. We do not currently manufacture goods or sell products on a stand-alone basis. As disclosed on page 33 of our Form 10-K, materials provided under such service arrangements comprised approximately 19% of total revenues for the year ended January 29, 2016. As noted in the table on page 33, 14% of the materials relate to supply chain contracts.  Our supply chain services offer logistics management that provides end-to-end procurement, transportation, and delivery of materials through our integrated logistics systems developed and maintained by our highly skilled employees.

To provide additional clarity with regard to the above we will revise our disclosure within MD&A under the heading “Revenue Mix” in our Form 10-K for the year ending February 3, 2017 to read:

“We generate revenues by providing a customized mix of services to our customers.  These services are primarily provided through the efforts of our employees (which we refer to below as labor-related revenues) and the efforts of our subcontractors (which we refer to below as subcontractor-related revenues).  We may also provide materials which are used in the performance of our service obligations under our contracts.  The revenues we generate on such materials, as well as the efforts of our subcontractors, generally have lower margins than the revenues we generate from our labor-related revenues.  The following table presents changes in labor-related, subcontractor-related and materials-related revenues for the periods presented:”

As discussed during our third quarter earnings call, we are continuing to pursue opportunities to provide platform integration and other related services to various branches of the U.S. military such as the AAV, ACV and MK48 programs.  These engineering and design services include developing and testing prototype solutions to meet the deployment needs of our customers. If our prototype solutions are accepted by the customer these programs may mature and result in the award of production-phase follow-on contracts.  We will evaluate the necessity to present the revenues generated under such follow-on contracts separately as those contracts are awarded. See further discussion in our response to Comment 4, below.

As all of our revenues are generated from the services we provide to our customers we present all of our revenues in aggregate in accordance with the provisions of Rule 5-03(b)(1) and (2) of Regulation S-X.

Notes to consolidated and combined financial statements

Note 1 - Receivables, page F-11

Comment 3:

You indicate that receivables are primarily due from the U.S. government and are generally considered collectable. However, we note that you act both as the prime contractor and as a subcontractor to other contractors. In this regard, tell us how receivables due from prime contractors or subcontractors to which you are a subcontractor are currently presented and how your current disclosures comply with ASC 912-310-45-1.

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

January 19, 2017

Response:

ASC 912-310-45-1 states that, “Government contract receivables usually are shown separately from other receivables in the balance sheet (or otherwise disclosed).” The overall guidance to subtopics within the Contractors-Federal Government Topic at ASC 912-10-15-1 clarifies that, “Except where the text clearly indicates otherwise, the term contractor is used to denote either a prime contractor or a subcontractor, and the term contract to denote either a prime contract or a subcontract.”

Considering the overall guidance we believe that the standard’s requirement for the separate presentation of government contract receivables does not differentiate between government receivables on prime contracts and subcontracts. As such, we present receivables from prime contracts with the U.S. government and from subcontracts where the end customer is the U.S. government in the aggregate.

We consider our receivables in both of these cases to be collectible.  The end customer in each case is the U.S government and the prime contractors for which we perform as subcontractors are well-established credit-worthy entities.  Our historical experience with regard to the collection of receivables in either a prime or subcontractor position is essentially identical and do not merit separate disclosure in accordance with ASC 912-310-45-1.

To provide additional clarity, we will revise our disclosure under the heading, “Receivables” in Note 1 to the consolidated and combined financial statements in our Form 10-K for the year ending February 3, 2017 to read:

“…The Company’s receivables are primarily due from the U.S. government, or from prime contractors on which we are subcontractors and where the end customer is the U.S. government, and are generally considered collectible from the perspective of the customer’s ability to pay.  Therefore, the Company does not have a material credit risk exposure…”

Note 14- Business segment information, page F-30

Comment 4:

Please provide us with an understanding of how the recent MK48 torpedo wins as well as the continued work on the AAV and ACV vehicle contracts impacted determination of your operating segments and your aggregation into a single reportable segment. In particular, in light of the apparent difference in the operations of manufactured products to the services you typically provide to your customers, as well as lower margins on your non-labor-related revenues (as disclosed on page 33), tell us how you considered such differences in arriving at your operating segments and aggregation into a single reportable segment. In your response please compare and contrast your operating segments aggregation relative to the characteristics listed in ASC 280-10-50-11(a) to (e). In addition, provide us with an update of your historical and projected revenues, gross margin, operating margin, and measure of operating segment profitability.

Response:

Background on Operating Segments

ASC 280-10-50-1 defines an operating segment as a component of a public entity that has all of the following characteristics:

•	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

January 19, 2017

•

Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and

•	For which discrete financial information is available.

Discrete financial information is considered to be any measure of a segment’s profit or loss. This financial information also must be sufficiently detailed to allow the CODM to make decisions. Without a measure of profit or loss, the CODM does not have enough information to assess performance or make resource allocation decisions.

The Company is organized as a matrix comprised of five customer facing operating segments supported by several service line organizations. The five customer facing operating segments are responsible for customer relationships, business development and program management, and delivery and execution, while the service line organizations manage our workforce and the development of our offerings, solutions and capabilities. Each of the Company’s five operating segments is focused on providing our comprehensive technical and enterprise IT service offerings to its respective customer base. The majority of our contracts are accounted for under ASC 605-35, Construction-Type and Production-Type Contracts, for which comprehensive service offerings are generally tracked under a single profit center. Accordingly, we do not track revenue or profit by service line and since discrete financial information is not available for the service line organizations they do not have all of the characteristics of an operating segment. The Company has determined that its five customer facing organizations meet all of the characteristics of an operating segment as outlined above and are referred to as follows: Army; Department of Defense Agencies and Commands; Navy and Marine Corps; Federal Civilian; and Intelligence Community and Air Force.

For fiscal 2015 and fiscal 2016, revenues generated on our platform integration programs, comprising of the AAV, ACV, and MK48 torpedo programs, represent less than 5% of their respective operating segment’s revenues and measure of profit. These programs did not impact our determination of our operating segments because the Company’s CODM does not manage the business at the program level. Further, the aforementioned platform integration programs do not represent a significant portion of their respective operating segment (Navy and Marine Corps) to materially affect the quantitative and qualitative characteristics of that operating segment such that it would be dissimilar for aggregation purposes.

Our existing integrated platform programs are primarily engineering and design services, which include developing and testing prototype solutions to meet the deployment needs of our customers. If the prototypes are successful and if the Company was to be awarded low rate initial production (LRIP) or full rate production of these programs after a competitive bidding process, we would evaluate the implications on determining our operating and reportable segments at such time. We currently have no LRIP or full-rate production contracts.

Additionally, non-labor-related revenues, as referred to above, may include subcontracted labor and materials provided on service contracts across our contract portfolio. The Company is a service provider whose deliverables are primarily dictated by contractual requirements rather than standard production processes. Each operating segment’s revenues are predominately accounted for as a single profit center under ASC 605-35 where contract revenue is generated from a combination of activities performed by the Company (labor-related revenues) or subcontracted to third parties (non-labor related revenues, including labor and materials procured from third parties). The Company does not manufacture goods from raw materials under a standard production process, but rather provides services which may include integrated service offerings that combine materials and services into a single deliverable meeting the customer’s contractual requirements.

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

January 19, 2017

Aggregation Assessment Performed

The Company performed the following assessment to support its conclusion to aggregate its five customer facing operating segments into one reporting segment.

ASC 280-10-50-11 provides the following criteria for aggregating operating segments with similar characteristics:

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a.	The nature of the products and services
b.	The nature of the production processes
c.	The type or class of customer for their products and services
d.	The methods used to distribute their products or provide their services
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities

Similarity of Economic Characteristics

The five customer facing operating segments share similar economic characteristics inherently driven by the nature of government contracting as they are subject to the same regulatory environment governed by U.S. government Cost Accounting Standards (CAS) and Federal Acquisition Regulations (FAR). These regulations govern and define the bid and proposal process, policies for establishing the profit or fee in price negotiations, and common cost accounting structures; defines direct contract costs versus indirect costs; determines the methodology for allocation of indirect costs and distinguishes the types of costs chargeable or allowable under government contracts from those that are not allowable. For all five segments, the substantial majority of revenues are derived from services provided through contractual arrangements as either a prime contractor or subcontractor to other contractors, to departments and agencies of the U.S. government.

As a U.S. government contractor, our contracts are generally priced based on a buildup of expected costs to perform the contractual services plus an applicable margin, or fee. Management uses fee as our measure of operating segment profitability because it captures total direct and indirect costs allocated to and recoverable on our contracts (inclusive of direct costs, fringe expense, overhead, and general and administrative expense). Fee is a profit measure similar to gross margin but includes general and administrative expense and excludes unallowable costs (as defined by CAS) and. The difference between fee and operating income is that fee excludes unallowable costs (e.g., amortization of acquired intangibles) since unallowable costs cannot be allocated to a contract and are not managed by the operating segments. Accordingly, fee is the measure of profitability used by the CODM to evaluate and manage the business and, therefore, is the primary metric used for analyzing the quantitative economic similarities between our operating segments. Our focus on fee as a percentage of contract costs (“fee %”) is appropriate and in line with paragraph 55-7C: “This Subtopic mentions that segments having similar economic characteristics would be expected to have similar long-term average gross margins. That measure is used, only as an example, because gross margin is a measure of profitability that is less likely to be affected by allocations. Evaluating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances.”

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

January 19, 2017

The fee %’s typically fall within a common band because obtaining U.S. government contracts is a highly competitive process where the pricing mechanisms are structured by the customer in accordance with the requirements of the FAR, which prescribes specific policies for determining the negotiated profit margin. Since the preponderance of revenue is derived from the U.S. government, the measure of operating segment profitability of each segment tends to be approximately 6% to 10%, with the average being 8%. The Company expects the segments’ profit measures to remain similar in future years given the similarity in the nature of the business, services provided, customers served, availability of funding from the U.S. government and regulatory environment in which all segments operate. Any previous or future differences in growth rates or margins that may occur are generally a result of the timing of wins or losses for specific contract procurements (i.e., short-term differences that offset each other over the long-term), not from differences in fundamental economic characteristics between the operating segments.

We advise the Staff that the requested update of our operating segment historical and projected revenues and measure of profitability have been included in Supplement A (Rule 83 confidential treatment request made by the Company for all of the information in Supplement A, which is labeled as “Request Number 1” on the bottom of each page of the documents included with Supplement A).  As mentioned previously, Supplement A is included in the letter furnished separately to the Staff.  As indicated above, we request confidential treatment of Supplement A pursuant to Rule 83 and that the materials be returned to us following the completion of the Staff’s review pursuant to Rule 12b-4.

Similarity of Products and Services

The Company’s matrix organization fully integrates its service lines across its five customer facing operating segments, such that the services provided within each operating segments are similar. These services include technical, engineering, and enterprise information technology (IT) services for government projects and a broad range of services with a targeted emphasis on higher-end, differentiated technology services. We provide these services through contractual arrangements as either a prime contractor or subcontractor to other contractors, and the segments generate the vast majority of their contract fee from value-added labor activities performed by the Company. The primary value-add provided to customers for all operating segments is the highly-technical, skilled labor. Effectively, we provide the same services to each of our operating segments.

Similarity of Production Processes

The Company is a service provider whose deliverables are primarily dictated by contractual requirements rather than standard production processes. All segments’ revenues are derived from services provided by the Company, or through the management of subcontractors, with some material elements on specific contracts procured from third parties. The Company does not manufacture goods or materials or offer products for sale on a stand-alone basis. The similarity of the segments’ contract process is evident due to the similarity of the nature of the services that we provide to our customers across operating segments, all provided under a common companywide infrastructure, which provides all administrative services and other shared proprietary and specialized knowledge.

Similarity of Type or Class of Customer

All segments generate the preponderance of their annual revenues from the U.S. government. Since the U.S. government is the ultimate end customer and the contracts are subject to the same contract acquisition and performance requirements, the different departments and agencies of the U.S. government are not considered to be a different type or class of customer.

Similarity of Methods Used to Distribute Products or Provide Services

The Company’s business strategy includes expanding its offerings to its larger U.S. government customers and pursuing previously underserved U.S. government customers. All segments are organized

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

January 19, 2017

in the same manner and will pursue the market through customer facing groups with dedicated business development teams. The majority of new business is captured by these business development teams who largely respond to requests for proposals. The Company’s staff develops proposals that entail the utilization of the capabilities available internally through shared service line technical staff who are available to all segments, and externally through strategically sourced subcontractors that augment and expand the capabilities of the service lines. The segments routinely submit white papers to potential customers highlighting capabilities and participate in trade shows in order to demonstrate capabilities. Additionally, as all segments’ primary customer is the U.S. government, they follow the standardized procedures and regulations set by the U.S. government for pursuing and bidding on U.S. government contracts.

Similarity of Regulatory Environment

All segments operate in a regulated market monitored by the Defense Contract Management Agency (DCMA) and the Defense Contract Audit Agency (DCAA). As indicated above, all segments are subject to a common set of regulations as they must follow CAS and FAR. These govern and define the bid and proposal process, policies for establishing the profit or fee portion in price negotiations, and common cost accounting structures; define direct contract costs versus indirect costs; determine the methodology for allocation of indirect costs and distinguish the types of costs chargeable or allowable under government contracts from those that are not allowable.

Segment Aggregation Conclusion:

The Company’s segments have similar economic characteristics and are similar with respect to all of the aggregation criteria stated in ASC 280-10-50-11. Based on the forgoing analysis, the Company believes that its decision to aggregate its operating segments into one reportable segment is appropriate and consistent with the disclosure objectives.

Comment 5:

Please tell us how your disclosure describing the basis of organization (i.e. why the company is organized in the manner that it is) complies with ASC 280-10-50-21.a. See the example general disclosure in ASC 280-10-55-47 for guidance.

Response:

In response to Comment 4 above, the Company has described its organization and determination of its operating segments in more detail. While we believe our disclosures found in Note 1, Description of Business and Note 14—Business Segment Information meet the disclosure requirements of paragraph 50-21a and are comparable to the example general disclosure in ASC 280-10-55-47d, in light of your comments and as part of our continued commitment to ensure our disclosures provide the best and most meaningful information to investors, we will improve our disclosures for our Form 10-K for the year ending February 3, 2017 to include the following language in Note 1, under the heading Description of Business:

“The Company is organized as a matrix comprised of five customer facing operating segments supported by several service line organizations. The five customer facing operating segments are responsible for customer relationships, business development and program management, and delivery and execution, while the service line organizations manage our workforce and the development of our offerings, solutions and capabilities. Each of the Company’s five operating segments is focused on providing the Company’s comprehensive technical and enterprise IT service offerings to its respective customer base.  The Company’s operating segments are aggregated into one reportable segment because they have similar economic characteristics and meet the other aggregation criteria within the accounting standard on segment reporting, including similarities in the nature of the services provided, methods of service delivery, customers served and the regulatory environment in which they operate.”

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

January 19, 2017

Comment 6:

We note that you provide a tabular presentation of revenues earned from contracts with the US Government. However, please tell us what consideration you gave to also presenting revenues by types of services and products as contemplated by ASC 280-10-50-21(b). To the extent you believe that all your products and services are similar, please describe the similarities and differences between the products as well as the services you have determined to present as a group.

Response:

As we described above in our response to Comment 2, and further described in our response to Comment 4, the Company’s revenues are generated by the technical, engineering, and enterprise IT services we provide to our customers, which involve the provision of labor, are highly customized based on customer specifications and result in the delivery of a solution or the performance of best efforts for, or on behalf of, a customer. We provide our services to our customers as integrated solutions and not as discrete services.

* * * * *

If you would like to speak with us about any of these matters, please do not hesitate to call Maria Bishop, Corporate Controller, at (703) 676-6405.

Very truly yours,

/s/ Charles A. Mathis

Charles A. Mathis

Chief Financial Officer

Cc:

Anthony J. Moraco

Steven G. Mahon

Deloitte & Touche LLP

Faegre Baker Daniels LLP

Mr. Craig D. Wilson

U.S. Securities and Exchange Commission

January 19, 2017

Supplement A

*	The information in Supplement A has been redacted pursuant to a confidential treatment request by Science Applications International Corporation under Rules 83 and 12b-4.